January 29, 2020

Michael Achary
Chief Financial Officer
Hancock Whitney Corporation
Hancock Whitney Plaza, 2510 14th Street
Gulfport, Mississippi 39501

       Re: Hancock Whitney Corporation
           Form 10-K
           Filed March 1, 2019
           File No. 001-36872

Dear Mr. Achary:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance